FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 3, 2020, announcing that Gilat Hires BG (Res.) Eyal Zelinger as Global Defense Vice President and General Manager.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 3, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Hires BG (Res.) Eyal Zelinger as Global Defense Vice
President and General Manager

Retired Brigadier General from the Israel Defense Forces (IDF) to head
Gilat's Defense business to maximize opportunities

Petah Tikva, Israel, November 3, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that it has hired BG (Res.) Eyal Zelinger as its Global Defense Vice President and General Manager. The retired Brigadier General from the Israel Defense Forces (IDF) will head Gilat's Defense business to maximize opportunities worldwide. Appointment effective December 1st, 2020.

BG (Res.) Eyal Zelinger brings a wealth of experience of over thirty years in the IDF C4I branch. During his service he managed the development and operation of the IT systems, cyber defense, communication infrastructure, and served IDF's highest strategic leadership. He retired at the rank of a Brigadier General after serving as the Chief Signal Officer & C4I/J6 Chief of Staff, a position he held until August 2015.

"Gilat is a significant player in the Israel Defense arena. As part of our strategy to strengthen our Defense focus and expand it to global markets, I am most pleased to bring on-board a dedicated Vice President and General Manager to head the Defense Unit," said Michal Aharonov, Gilat's management member and VP Global Broadband Networks at Gilat. "I believe that Eyal Zelinger's strong background and vast knowledge well-positions Gilat to embark on major SATCOM prospects in the Defense market worldwide."

"Joining Gilat presents an outstanding opportunity for me to play an important role in accelerating the company's growth in the Defense area worldwide," said Eyal Zelinger, VP and General Manager Defense at Gilat. "I am excited to bring to Gilat my professional and operational management skills from my long service tenure to expand Gilat’s Defense business both locally and globally."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com